Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS REACHES AGREEMENT
WITH ITS LENDER BANKS

Expect to report fourth quarter and full year 2004 results
after shareholders meeting scheduled for mid-April 2005

        LOD, Israel, March 22, 2005 – NUR Macroprinters Ltd. (Nasdaq: NURM), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced that it has achieved a significant milestone in its previously announced plan to improve its financial stability by reaching a definitive agreement with its three lender banks providing for the conversion of $15 million of NUR’s outstanding debt into 5 million ordinary shares and warrants exercisable to purchase an aggregate of 20 million ordinary shares (upon the terms described below), and for the rescheduling of NUR’s remaining $28 million of outstanding debt. The agreement remains subject to the approval by the board of directors and investment or credit committees of each lender bank, the closing of the Inspire investment and the approval of NUR’s shareholders. If the closing conditions are not completed by the earlier of: two weeks following the date of the publication of NUR’s financial statements for the year ended December 31, 2004, or June 15, 2005, the agreement with the lender banks terminates.

        “The agreements we have just signed are a major step towards securing the entire deal although the completion is still subject to closing conditions including the completion of due diligence by Inspire and the approval by our shareholders” says David Amir, President and CEO of NUR Macroprinters. “Once completed, the agreements with the banks and the investment of $10 million by Isnpire, will provide the company with the financial stability required to continue its business development, emphasizing its technological leadership and exploring new opportunities. We are confident that this move is for the best interest of the company a well as both the shareholders and the banks.”

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Lender Banks Agreement

        The debt restructuring agreement entered into as of March 21, 2005 between NUR and the lender banks, Bank Hapoalim B.M., Bank Leumi le Israel B.M. and Israel Discount Bank Ltd. (the “Debt Restructuring”) provides for the lender banks to convert an aggregate of $15 million of NUR’s outstanding debt into equity, such that $5 million of debt would be converted into 5 million ordinary shares (reflecting a price per ordinary share of $1), and $10 million of debt would be converted into warrants to purchase an aggregate 20,000,000 ordinary shares for no consideration (reflecting a price per ordinary share underlying the warrants of $0.50) (the “Bank Warrants”). Approximately 6.7 million of the Bank Warrants, which are subject to a call option granted to NUR by the lender banks, will automatically be converted into ordinary shares of NUR on the earlier of the 60th-month anniversary of the closing of the Debt Restructuring or thirty days following the occurrence of certain triggering events. The remaining 13.3 million Bank Warrants, which are subject to a call option granted to Inspire by the lender banks, will become exercisable immediately following the closing of the Debt Restructuring and shall be automatically converted into ordinary shares of NUR on the earlier of the 60th-month anniversary of the closing of the Debt Restructuring or thirty days following the occurrence of certain triggering events.

        NUR has the option to purchase approximately 6.7 million of the Bank Warrants at $0.65 per warrant following the closing of the Debt Restructuring from the lender banks at either the earlier of five years from the closing of the Debt Restructuring or the occurrence of certain triggering events. NUR will have the right to purchase up to an additional 13.3 million Bank Warrants, which are subject to a call option granted to Inspire by the lender banks, if Inspire does not exercise its call option by either the 60th-month anniversary of the closing of the Debt Restructuring or upon the occurrence of certain triggering events.

        Before transferring Bank Warrants subject to NUR’s call option, the transferring lender bank will give NUR a notice detailing the terms of the proposed transfer and NUR may purchase those Bank Warrants, but in any case NUR may not purchase more than approximately 6.7 million of the Bank Warrants on terms identical to those proposed by the third party wishing to purchase such Bank Warrants. Any of the aforementioned Bank Warrants transferred to a third party will continue to be subject to NUR’s call option as described above.

        For the two years following the closing of the Debt Restructuring, the lender banks will be subject to restrictions on open market sales of the ordinary shares issued in connection with the Debt Restructuring. During each calendar month, the lender banks will be limited to no selling a fixed number of ordinary shares. This number is calculated as 0.5% of the then issued and outstanding share capital of NUR. However, this restriction on open market sales will terminate altogether if NUR’s ordinary shares trade at an average trading price per share of at least $2 with a minimum trading volume of 20,000 shares per day for a period of at least 90 consecutive trading days.

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        NUR’s remaining $28 million of outstanding debt (the “Remaining Debt”) will be rescheduled for repayment. In addition, subject to the entering into new loan agreements relating to the Remaining Debt, the lender banks will waive NUR’s current failure to meet certain financial covenants. The key terms of the rescheduling are as follows: a credit facility in an amount of $28 million will be granted to NUR for a seven-year period, whereby NUR will repay principal in quarterly installments of $0.6 million. The remainder of the principal will be renewed at the end of each year, provided that NUR is in compliance with the terms and conditions of the new loan agreements. NUR will also pay accrued interest on the entire remaining $28 million to the lender banks. There can be no assurance that NUR’s shareholders will approve the Debt Restructuring with the lender banks and the related transactions – all of which will be put to a shareholder vote in mid-April.

Inspire – Lender Banks Agreement

        Inspire has informed NUR that on March 21, 2005 Inspire also entered into an agreement with the lender banks (the “Inspire-Lender Banks Agreement”). Under the terms of the Inspire-Lender Banks Agreement, the lender banks undertook not to exercise the approximately 13.3 million Bank Warrants, which are subject to a call option granted by the lender banks to Inspire, prior to the earlier of the 60th-month anniversary of the closing of the Debt Restructuring or thirty days following the first occurrence of certain triggering events. Inspire will have the right to purchase approximately 13.3 million Bank Warrants from the lender banks for a price of $0.65 per warrant at anytime until the earlier of either the 60th-month anniversary of the closing of the Debt Restructuring or thirty days following the first occurrence of certain triggering events. The Inspire-Lender Banks Agreement also provides for certain first refusal, tag along and bring along rights, as well as certain other limitations on sales of shares.

        The consummation of the Inspire-Lender Banks Agreement is subject to the consummation of an investment in NUR by Inspire in the amount of $10 million and approval of the Inspire-Lender Banks Agreement by each lender bank’s respective board of directors and investment or credit committee. If the closing conditions are not satisfied by the earlier of either: two weeks following the date of the publication of NUR’s financial statements for the year ended December 31, 2004, or June 15, 2005, the Inspire-Lender Banks Agreement shall terminate.

Inspire Investment Ltd.

        On February 2, 2005, NUR announced a definitive agreement with Inspire to invest $10 million in NUR (the “Inspire Investment”), in return for the issuance to Inspire of approximately 15.4 million ordinary shares at $0.65 per share and warrants to purchase 7.2 million ordinary shares at $0.75 per share. As previously announced, if the Debt Restructuring is completed and approved, Inspire would be granted for no additional consideration warrants to purchase an additional 8.2 million ordinary shares (bringing Inspire’s total to 15.4 million warrants) at $0.75 per share (the “Inspire Warrants”). In addition, the definitive agreement with Inspire has been adjusted by adding the condition that the exercise price of the Inspire Warrants will be reduced to $0.55 per share if NUR’s ordinary shares cease to be quoted on the Nasdaq SmallCap Market within six months of the closing of the Inspire Investment, unless such delisting occurs due to a technical mistake and is reversed within two (2) trading days thereafter. If NUR’s ordinary shares cease to be quoted on the Nasdaq SmallCap Market within six (6) months from the closing of the Inspire Investment for any reason other than a technical mistake and the delisting is reversed within two (2) trading days thereafter, the exercise price per share will remain $0.75, provided that the ordinary shares will continue to be quoted on the Nasdaq SmallCap Market for at least six (6) months after the shares are reinstated for trade on the Nasdaq SmallCap Market.

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        The parties also agreed to extend the period during which NUR is restricted from soliciting, negotiating and/or accepting any financing or investment offers from third parties, declaring or making distributions to shareholders or entering into related party transactions, until the earlier of May 1, 2005 or 48 hours following the date of approval of the audited financial statements of NUR for the year ended December 31, 2004.

        There can be no assurance that the Inspire Investment will be completed, or that shareholders will approve the Inspire Investment.

Date of Reporting Earnings of Fourth Quarter and Full Year 2004 Results

        The Company also reported today that due to the fact that its 2004 audited reports remain contingent upon the outcome of the shareholder vote on the Inspire Investment and the Debt Restructuring, it expects to report its fourth quarter and full year 2004 earnings promptly after the special meeting of the shareholders which is currently scheduled for mid-April 2005. As a foreign private issuer, NUR is allowed until May 30, 2005 to report its year-end results.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, the failure of our appeal of the Staff’s determination to delist our ordinary shares from the Nasdaq SmallCap Market, our inability to have our ordinary shares listed for trading on the OTC Bulletin Board in the event our ordinary shares are delisted from the Nasdaq SmallCap Market, our inability to consummate the agreements with each of our lender banks regarding the restructuring of our bank debt, the failure of our previously announced proposed transaction with Inspire Investments Ltd. to close, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to secure waivers from our lenders regarding our failure to fulfill covenants contained in our loan agreements; our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition; our inability to successfully conclude the negotiations with potential investors and thus our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman	IR Firm:	Ehud Helft / Kenny Green
	CFO		GK Investor Relations
	+ 972 (54) 772-6559		+1 866 704-6710
	cfo@nur.com		ehud@gk-biz.com / kenny@gk-biz.com